UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2019

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is: (i) the Registrant’s press releases issued on June 13, 2019, announcing its financial results for the first quarter of 2019 and the closing of acquisition of NetNut Ltd. (attached as exhibit number 99.1), and (ii) the Registrant’s press release issued on June 13, 2019, announcing an update to shareholders (attached as exhibit 99.2).

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on June 13, 2019, announcing its financial results for the first quarter of 2019 and the closing of acquisition of NetNut Ltd.
99.2	Press release issued by Safe-T Group Ltd. on June 13, 2019, announcing an update to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Counsel

Date: June 13, 2019

2